USA Truck Reports Improved First Quarter 2014 Results

•	Base revenue grows 12.1% over 1Q13 to $117.6 million
•	Adjusted per share loss of $0.131 compared to loss of $0.24 in 1Q13
•	Cash flow from operations improves 81.5%
•	Sequential debt reduction of $4.4 million

1 Excluding $0.4 million charge for legal and related defense expenses. See additional information, including paragraph regarding use of non-GAAP financial information, below.

Van Buren, AR – April 30, 2014 – USA Truck, Inc. (NASDAQ: USAK), a leading North American transportation and logistics provider, today announced its sixth consecutive quarter of significantly improved year-over-year financial results for the three months ended March 31, 2014.

“Despite the most severe winter weather we have experienced in decades across our operating geography, we posted another quarter of strong year-over-year progress towards our operational improvement goals,” said President and CEO John Simone. “Our business model proved resilient with our asset-light Strategic Capacity Solutions (SCS) business delivering record performance even as the harsh weather impeded our Trucking operations.

“Highlights of the quarter included an increase in consolidated base revenue of more than 12.0%, a 170-basis-point improvement in consolidated operating ratio and a 27.1% improvement in adjusted EBITDA to $10.3 million, each compared with the first quarter of 2013. In addition, we reduced debt sequentially for the third consecutive quarter, this time by $4.4 million. Since June 2013, we have reduced debt by a total of $21.5 million.

“The unusual frequency and severity of winter storms disrupted our Trucking operations throughout January, February and the first week of March. The final three weeks of March, however, were characterized by unusually strong freight volumes, which outstripped both our and the industry’s supply of trucks, creating widespread dislocations in the marketplace as pent-up shipping demand from the severe winter met a worsening shortage of drivers in the industry.

“These industry pressures led to mixed results in our Trucking segment. We increased our revenue per loaded mile 3.2% and modestly improved our miles per seated tractor per week and fuel economy. We believe these improvements indicate that our turnaround efforts continue to yield positive results. In several areas, however, including maintenance, we experienced higher operating costs due to the weather, and we believe that weather conditions significantly suppressed improvement in miles per seated truck per week. Most of those metrics returned to normal in April, but we believe it will take several months to correct the increase in our unseated truck count, which averaged 8.0% during the quarter compared to 4.1% in the prior-year period.

“Less encumbered than our Trucking segment by weather-related constraints, SCS posted its strongest quarter ever, accounting for 31.8% of our consolidated base revenue and more than quadrupling operating income to $5.1 million on strong volumes and margins compared to the 2013 period. With an integrated product portfolio, focus on delivering customized solutions to our deep and diverse customer base, and industry-leading ability to source capacity effectively, SCS was well positioned to help our customers solve the disruptions the severe weather created. During the first quarter, 96 of our top 100 customers used multiple USA Truck product offerings, further illustrating how SCS complements our asset-based service offering.”

Mr. Simone added, “We are continuing to execute our turnaround plan, focusing on the same high-leverage activities that drove significant improvement in our results throughout 2013. We are pleased with our progress in many areas. One obstacle facing the entire industry is the shortage of drivers brought on by more restrictive federal hours-of-service rules, increasing opportunities in other industry verticals such as housing and energy, and long-term demographic trends in which more drivers are leaving our industry each year than are entering it. We have taken steps we believe will improve recruiting and retention over the course of the year and allow us to capitalize fully on the healthy demand and pricing environment in the truckload marketplace. Therefore, assuming our seated truck count recovers and our SCS business continues to perform well, we believe we still have the opportunity to achieve positive consolidated operating income and positive EPS for the full year 2014.”

Legal and Related Defense Costs
In the first quarter of 2014, the Company recorded approximately $0.4 million, or $0.02 per diluted share, in legal and other defense costs incurred in connection with the unsolicited proposal from Knight Transportation, Inc. to acquire USA Truck and related litigation. The Company deems these costs to be unusual in nature, so they have been recorded in “Other Expenses (Income).” On February 5, 2014, USA Truck announced that it had entered into a settlement agreement with Knight Transportation on the litigation relating to its unsolicited proposal.

Financial Results
Total base revenues increased 12.1% to $117.6 million for the quarter ended March 31, 2014, from $104.9 million for the same quarter of 2013. Asset-based Trucking revenue, not including fuel surcharge, increased 0.5% to $80.2 million, while non-asset based Strategic Capacity Solutions revenue rose 49.1% to $37.4 million. The Company incurred a net loss of $1.6 million, or $0.15 per diluted share, for the 2014 quarter compared to a net loss of $2.5 million, or $0.24 per diluted share, for the 2013 quarter. Excluding the adjustment to the legal and related defense expenses described above, the Company incurred an adjusted net loss of $1.4 million, or $0.13 per diluted share, for the first quarter of 2014. A reconciliation of net loss to adjusted net loss is provided as an exhibit to this press release.

The following table includes key operating results and statistics by reportable segment:
	Three Months Ended
	March 31,
	2014	2013
	(unaudited)
Trucking:
Operating loss (in thousands) (1)	$(6,120)	$(3,978)
Operating ratio (2)	107.6%	105.0%
Total miles (in thousands) (3)	53,613	54,618
Empty mile factor	11.7%	11.0%
Base Trucking revenue per loaded mile	$1.694	$1.642
Average number of in-service tractors (4)	2,240	2,206
Unseated tractor percentage	8.0%	4.1%
Average number of seated tractors (5)	2,061	2,116
Average miles per seated tractor per week	2,023	2,008
Base Trucking revenue per seated tractor per week	$3,027	$2,933
Average loaded miles per trip	623	589

Strategic Capacity Solutions (6):
Operating income (in thousands) (1)	$5,077	$1,151
Gross margin (7)	17.6%	14.1%

(1) Operating income or loss is calculated by deducting total operating expenses and costs from total revenues.
(2) Operating ratio is calculated by dividing total operating expenses, net of fuel surcharge, by base revenue.
(3) Total miles include both loaded and empty miles.
(4) Tractors include Company-operated tractors in service, plus tractors operated by independent contractors.
(5) Seated tractors are those occupied by drivers.
(6) Includes Intermodal results.
(7) Gross margin is calculated by taking total revenue less purchased transportation expense and dividing that amount by total renenue. This calcuation includes intercompany revenues and expenses.

Balance Sheet and Liquidity
Mr. Simone added, “Our improved results from operations continue to positively affect our cash flow and balance sheet, enabling us to pay down debt sequentially by $4.4 million during the first quarter. This follows a $17.1 million reduction during the third and fourth quarters of 2013. For the quarter, our cash flow from operations improved by 81.5% to $5.7 million, as compared to the prior-year period. At March 31, 2014, we had $124.5 million of outstanding debt, which, net of cash, represented 56.1% of our total capitalization. At quarter end, we had $38.3 million of net borrowing availability on our revolving credit facility.”

Revision of Prior Period Results
During the first quarter of 2014, the Company identified an error from the year ended December 31, 2009 related to the calculation of certain income tax net operating loss carry forwards, which resulted in a $1.6 million understatement of deferred income tax liability. Management has determined that the effects of the misstatement were not material to the year in which the error occurred; therefore, the related corrections will be made to the applicable prior periods as such financial information is included in future filings with the SEC. There is no expected impact on results of operations for the first quarter of 2014.

First-Quarter 2014 Conference Call Information
USA Truck will hold a conference call to discuss its first-quarter 2014 results on April 30, 2014 at 8:00 AM CT / 9:00 AM ET. To participate in the call, please dial 1-800-351-6807 (U.S. / Canada) and 1-334-323-7224 (International), access code 541247. The slide presentation that will accompany the call may be accessed using the following link: https://www.yourcall.com/webecho/GuestLogin.aspx?ConfRef=78215399&Pin=1533 .

For those who cannot listen to the live broadcast, the presentation materials and an audio replay of the call will be available at our website, www.usa-truck.com, under the “Presentations” tab of the “Investors” menu. A telephone replay of the call will also be available for 60 days following the call at 1-877-919-4059, access code 58031540.

Use of Non-GAAP Financial Information
In addition to our GAAP results, this press release also includes certain non-GAAP financial measures as defined by the SEC. The Company defines EBITDA as net income, plus interest expense net of interest income, provision for income taxes, and depreciation and amortization. It defines Adjusted EBITDA as these items plus the legal and related defense costs incurred in connection with the unsolicited proposal from Knight Transportation to acquire USA Truck and related litigation, pretax. The Company defines adjusted net loss as net loss, excluding certain adjustments more specifically outlined in this press release. EBITDA and Adjusted EBITDA are measures used by management to evaluate the Company’s ongoing operations and as a general indicator of its operating cash flow (in conjunction with a cash flow statement that also includes, among other items, changes in working capital and the effect of non-cash charges), and adjusted net loss is a measure used by management to evaluate our operating performance. Management believes these measures are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the comparative evaluation of companies. Because not all companies use identical calculations, the Company's presentation of EBITDA, Adjusted EBITDA and adjusted net loss may not be comparable to similarly titled measures of other companies. EBITDA, Adjusted EBITDA and adjusted net loss are not recognized terms under GAAP, do not purport to be alternatives to, and should be considered in addition to, and not as a substitute for or superior to, net income or net loss as a measure of operating performance or to cash flows from operating activities or any other performance measures derived in accordance with GAAP as a measure of liquidity. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use as they do not reflect certain cash requirements such as interest payments, tax payments and debt service requirements.

Pursuant to the requirements of Regulation G, we have provided reconciliations of EBITDA and Adjusted EBITDA to GAAP net income and of adjusted net loss to GAAP net loss as exhibits to this press release.

Cautionary Statement Concerning Forward-Looking Statements
Financial information in this press release is preliminary and based upon information available to the Company as of the date of this press release. As such, this information (including, without limitation, the revision of prior period results) remains subject to the completion of normal quarter-end closing and interim review procedures, which could result in changes, some of which could be material, to the preliminary information provided in this press release.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These statements generally may be identified by their use of terms or phrases such as “expects,” “estimates,” “anticipates,” “projects,” “believes,” “plans,” “goals,” “intends,” “may,” “will,” “should,” “could,” “potential,” “continue,” “future” and terms or phrases of similar substance. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Accordingly, actual results may differ materially from those set forth in the forward-looking statements. Readers should review and consider the factors that may affect future results and other disclosures by the Company in its press releases, Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which it is made. We disclaim any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur.

All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

References to the “Company,” “we,” “us,” “our” and words of similar import refer to USA Truck, Inc. and its subsidiary.

About USA Truck
USA Truck is a transportation and logistics provider headquartered in Van Buren, Arkansas, with terminals, offices and staging facilities located throughout the United States. We transport commodities throughout the continental U.S. and into and out of portions of Canada. We also transport general commodities into and out of Mexico by allowing through-trailer service from our terminal in Laredo, Texas. Our Strategic Capacity Solutions and Intermodal service offerings provide customized transportation solutions using the latest technological tools available and multiple modes of transportation.

Company Contact
Cliff Beckham, EVP & CFO
USA Truck
(479) 471-2672
Cliff.Beckham@usa-truck.com

Investor Relations Contact
Harriet Fried / Jody Burfening
LHA
(212) 838-3777
hfried@lhai.com

USA TRUCK, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
	(in thousands, except per share data)
	Three Months Ended
	March 31,
	2014	2013
Revenue:	(unaudited)
Trucking revenue	$80,207	$79,793
Strategic Capacity Solutions revenue	37,404	25,094
Base revenue	117,611	104,887
Fuel surcharge revenue	27,878	27,140
Total revenue	145,489	132,027

Operating expenses and costs:
Purchased transportation	41,250	30,478
Salaries, wages and employee benefits	35,839	35,567
Fuel and fuel taxes	33,003	35,595
Operations and maintenance	13,062	11,508
Depreciation and amortization	11,455	10,915
Insurance and claims	5,984	5,389
Operating taxes and licenses	1,446	1,007
Communications and utilities	1,039	1,086
Gain on disposal of assets, net	(343)	(389)
Other	3,797	3,698
Total operating expenses and costs	146,532	134,854
Operating loss	(1,043)	(2,827)
Other expenses (income):
Interest expense	711	837
Other, net	429	(54)
Total other expenses, net	1,140	783
Loss before income taxes	(2,183)	(3,610)
Income tax benefit	(594)	(1,136)
Net loss	$(1,589)	$(2,474)

Per share information:
Average shares outstanding (Basic)	10,339	10,305
Basic loss per share	$(0.15)	$(0.24)
Average shares outstanding (Diluted)	10,339	10,305
Diluted loss per share	$(0.15)	$(0.24)

USA TRUCK, INC.
RECONCILIATION OF NET INCOME TO EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)
(UNAUDITED)

	(in thousands)
	Three Months Ended
	March 31,
	2014	2013

Net Loss	$(1,589)	$(2,474)
Add:
Income tax benefit	(594)	(1,136)
Interest, net	711	837
Depreciation and amortization	11,455	10,915

EBITDA	$9,983	$8,142
Add:
Legal and related defense costs, pretax	365	--

Adjusted EBITDA	$10,348	$8,142

USA TRUCK, INC.
RECONCILIATION OF NET LOSS TO ADJUSTED NET LOSS
(UNAUDITED)
	(in thousands)
	Three Months Ended
	March 31,
	2014	2013

Other expenses, net	$(1,140)	$(783)
Legal and related defense costs	365	--
Adjusted other expenses, net	(775)	(783)

Pretax loss	(2,183)	(3,610)
Legal and related defense costs adjustment	365	--
Adjusted pretax loss	(1,818)	(3,610)

Income tax benefit	(594)	(1,136)
Tax effect adjustment	140	--
Adjusted income tax benefit	(454)	(1,136)

Net loss	(1,589)	(2,474)
Legal and related defense costs adjustment, net of tax	225	--
Adjusted net loss	$(1,364)	$(2,474)

Loss per share	$(0.15)	$(0.24)
Per share effect of adjustment	0.02	--
Adjusted loss per share	$(0.13)	$(0.24)